Exhibit 99.1

Vitru Limited Received Final Approval for its Business Combination with Unicesumar

Florianópolis, Brazil, May 18, 2022 – Vitru Limited, or Vitru (Nasdaq: VTRU), announced today that the antitrust approval of its proposed business combination with CESUMAR – Centro de Ensino Superior de Maringá Ltda, or “Unicesumar,” has become final and definitive.

On April 29, 2022 Vitru had announced that its proposed business combination with Unicesumar had received a recommendation of approval of the General Superintendence of CADE (Administrative Council for Economic Defense – Brazilian antitrust authority). The decision was published in the Official Gazette on May 2, 2022. According to Law No. 12,529/2011, there was an additional 15-day waiting period following publication for CADE's decision to become final. This additional waiting period expired on May 17, 2022, and the decision is now final and definitive.

The closing of the business combination is expected to take place on May 20, 2022, following which we will begin to integrate the activities of Unicesumar with those of Vitru.  Through the proposed business combination, Vitru – through its wholly-owned subsidiary Vitru Brasil Empreendimentos, Participações e Comércio S.A. – will own 100% of the total share capital of Unicesumar.

Vitru will host a webcast and conference call to provide additional information regarding the integration process on May 19, 2022 at 8:30 a.m. Eastern time (9:30 a.m. Brasília time).

Investors may listen to the conference call by dialing in to +1(844) 204-8942 (U.S. Toll-Free), +1(412) 717-9627 (International), or +55(11) 4090-1621 (Brazil), password: Vitru.

A live and archived webcast of the call will be available on the Events section of Vitru’s Investor Relations website at https://investors.vitru.com.br.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/